Exhibit 99.1

Mamma.com Inc.
 (formerly Intasys Corporation)

Consolidated Financial Statements
December 31, 2004 and 2003
(expressed in U.S. dollars)

Independent Registered Public Accounting Firms’ Reports

To the Shareholders and Board of Directors of Mamma.com Inc.
(formerly Intasys Corporation)

We have audited the accompanying consolidated balance sheet of Mamma.com Inc. (formerly Intasys Corporation) as at December 31, 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada
May 13, 2005

To the Board of Directors and Shareholders of Mamma.com Inc.:

We have audited the accompanying consolidated balance sheet of Mamma.com Inc. and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations, of shareholders’ equity and of cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mamma.com Inc. and its subsidiaries as at December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in Canada.

Chartered Accountants
Montreal, Quebec, Canada
February 24, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 a) to the consolidated financial statements. Our report to the Directors and Shareholders dated February 24, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Montreal, Quebec, Canada
February 24, 2004

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(expressed in U.S. dollars)

	2004 $	2003 $
Assets
Current assets
Cash and cash equivalents	20,609,089	4,465,901
Restricted cash (note 5)	148,000	--
Temporary investments (note 7)	6,874,155	23,176
Accounts receivable (note 8)	2,689,540	2,286,751
Income taxes receivable	120,590	16,461
Prepaid expenses	135,110	89,739
Future income taxes (note 21)	--	264,014
Current assets of discontinued operations (note 5)	82,045	921,980

	30,658,529	8,068,022
Future income taxes (note 21)	--	232,968
Assets of discontinued operations (note 5)	--	200,802
Investments (note 9)	720,000	1,085,286
Property, plant and equipment (note 10)	374,819	367,464
Intangible assets (note 11)	2,010,244	935,562
Goodwill (note 11)	1,402,506	846,310

	35,166,098	11,736,414

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	2,646,316	2,252,242
Deferred revenue	256,984	140,727
Liabilities of discontinued operations (note 5)	227,226	1,323,307

	3,130,526	3,716,276

Contingencies and commitments (note 25)
Shareholders’ Equity
Capital stock (note 14)
Authorized
Unlimited common shares, no par value
Issued and outstanding 12,263,029 common shares (2003 - 6,508,610)	90,496,088	70,522,179
Additional paid-in capital (note 15)	5,255,249	1,166,814
Deferred stock-based compensation (note 15)	(1,333,443)	(262,806)
Cumulative translation adjustment	360,884	441,564
Accumulated deficit	(62,743,206)	(63,847,613)

	32,035,572	8,020,138

	35,166,098	11,736,414

See accompanying notes.

Approved by the Board of Directors

David Goldman, Executive Chairman of the Board	Irwin Kramer, Director and Chair of the Audit Committee

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)

	2004 $	2003 $	2002 $
Revenue (note 17)	15,808,999	8,938,863	4,222,352

Expenses
Search, graphic ad and e-mail serving	309,854	305,951	127,394
Marketing, sales and services	9,496,150	5,285,957	2,555,387
General and administration	3,771,658	2,255,099	1,978,130
Product development and technical support (note 22)	891,540	599,383	534,324
Amortization of property, plant and equipment	146,621	140,090	148,435
Amortization of intangible assets	377,583	178,509	38,196
Recovery of restructuring charges (note 13)	--	--	(70,453)
Realized gain on disposal of marketable securities	--	--	(73,383)
Realized gain on disposal of investment (note 9)	--	(32,499)	--
Unrealized loss on investments and write-down of advances (note 18)	365,286	--	82,616
Interest income	(233,059)	(15,869)	(54,170)
Loss on foreign exchange	68,275	210,888	12,536

	15,193,908	8,927,509	5,279,012

Earnings (loss) from continuing operations
before income taxes	615,091	11,354	(1,056,660)
Provision for (recovery of) income taxes (note 21)	554,680	(77,636)	(273,782)

Earnings (loss) from continuing operations	60,411	88,990	(782,878)
Results of discontinued operations (note 5)	1,043,996	(300,053)	465,884

Net earnings (loss) for the year	1,104,407	(211,063)	(316,994)

Basic and diluted earnings (loss) per share from
continuing operations	0.01	0.01	(0.18)
Basic and diluted earnings (loss) per share from
discontinued operations	0.09	(0.04)	0.11

Basic and diluted net earnings (loss) per share	0.10	(0.03)	(0.07)

See accompanying notes.

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

(expressed in U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deferred stock-based compensation	Cumulative translation adjustment	Accumulated deficit
		$	$	$	$	$
Balance, December 31, 2001	4,058,858	68,077,781	339,550	(418,727)	(243,205)	(63,319,556)
Effect of changes on shares
and warrants issued for
financial services	--	(54,114)	(214,363)	408,060	--	--
Shares and warrants issued on
private placement	1,893,939	1,912,879	587,121	--	--	--
Shares and warrants issued for
financial services	142,045	143,465	44,034	--	--	--
Forfeited options	--	6,231	(6,231)	--	--	--
Share issue costs	--	(212,248)	--	--	--	--
Translation adjustment for the
year	--	--	--	--	(32,488)	--
Net loss for the year	--	--	--	--	--	(316,994)

Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)
Effect of changes on shares
and warrants issued for
financial services	--	6,333	--	10,667	--	--
Warrants issued for financial
services	--	--	84,566	--	--	--
Options granted	--	--	388,391	(376,171)	--	--
Amortization of deferred
stock-based compensation	--	--	--	113,365	--	--
Options exercised	129,678	185,887	(12,220)	--	--	--
Warrants exercised	284,090	455,965	(44,034)	--	--	--
Translation adjustment for the
year	--	--	--	--	717,257	--
Net loss for the year	--	--	--	--	--	(211,063)

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)
Warrants issued for financial
services	--	--	260,301	--	--
Options granted	--	--	1,378,787	(1,378,787)	--	--
Amortization of deferred
stock-based compensation	--	--	--	301,944	--	--
Options exercised	255,561	483,593	(82,127)	--	--	--
Warrants exercised	3,892,878	6,430,500	(671,687)	--	--	--
Forfeited options	--	--	(18,967)	6,206	--	--
Shares issued for acquisition
of Digital Arrow	90,000	740,782	--	--	--	--
Shares and warrants issued on
private placement	1,515,980	13,158,329	3,441,652	--	--	--
Share issue cost	--	(839,295)	(219,524)	--	--	--
Translation adjustment for the
year	--	--	--	--	(80,680)	--
Net earnings for the year	--	--	--	--	--	1,104,407

Balance, December 31, 2004	12,263,029	90,496,088	5,255,249	(1,333,443)	360,884	(62,743,206)

See accompanying notes.

Mamma.com Inc.
(formerly Intasys Corporation)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(expressed in U.S. dollars)

	2004 $	2003 $	2002 $
Cash flows from
Operating activities
Earnings (loss) from continuing operations	60,411	88,990	(782,878)
Adjustments for
Amortization of property, plant and equipment	146,621	140,090	148,435
Amortization of intangible assets	377,583	178,509	38,196
Realized loss (gain) on disposal of property, plant
and equipment	--	(455)	784
Realized gain on disposal of marketable securities	--	--	(73,383)
Realized gain on disposal of investment (note 9)	--	(32,499)	--
Employee stock-based compensation	281,367	94,654	--
Former Board member compensation paid by issuance
of capital stock	--	12,220	--
Interest income on investments and management fees	--	--	(33,477)
Unrealized loss on investments and write-down of
advances (note 18)	365,286	--	82,616
Financial fees paid by issuance of capital stock and
warrants	260,301	101,566	139,583
Future income taxes	400,855	(77,636)	(271,464)
Tax credits	81,505	(77,925)	--
Unrealized loss on foreign exchange	14,622	--	--
Net change in non-cash working capital items (note 20)	(143,790)	(969,323)	736,717

Cash from (used for) operating activities from continuing
operations	1,844,761	(541,809)	(14,871)
Cash from (used for) operating activities from discontinued
operations	(838,668)	479,852	743,961

	1,006,093	(61,957)	729,090

Investing activities
Business acquisitions (note 6)	(1,264,210)	--	(1,625,151)
Purchase of intangible assets	(9,434)	(3,026)	(51,086)
Purchase of property, plant and equipment	(70,284)	(47,432)	(48,875)
Investments	--	--	(1,612)
Net increase in temporary investments	(6,850,979)	(6,217)	(2,024)
Proceeds on disposal of investments	--	32,499	--
Proceeds on disposal of property, plant and equipment	--	1,199	191

Cash used for investing activities from continuing
operations	(8,194,907)	(22,977)	(1,728,557)
Cash from (used for) investing activities from discontinued
operations	1,699,185	(72,190)	(45,758)

	(6,495,722)	(95,167)	(1,774,315)

Financing activities
Issuance of capital stock	22,760,261	585,598	2,500,000
Share issue costs	(1,058,819)	--	(24,749)

	21,701,442	585,598	2,475,251

Effect of foreign exchange rate changes on cash
and cash equivalents	79,375	250,063	58,201

Net change in cash and cash equivalents and restricted cash
during the year	16,291,188	678,537	1,488,227
Cash and cash equivalents - Beginning of year	4,465,901	3,787,364	2,299,137

Cash and cash equivalents and restricted cash - End of year	20,757,089	4,465,901	3,787,364

Cash and cash equivalents comprise:
Cash	1,565,600	2,265,000	1,287,364
Short-term investments	19,043,489	2,200,901	2,500,000

	20,609,089	4,465,901	3,787,364
Restricted cash	148,000	--	--

	20,757,089	4,465,901	3,787,364

Supplemental cash flow information
Cash paid for interest	673	328	5,542
Cash paid for income taxes	288,147	--	--

See accompanying notes.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

1	Nature of business

Mamma.com Inc. (formerly Intasys Corporation) (the “Company”) is focused on innovative direct on-line Internet electronic marketing solutions to advertisers through keyword search listings and graphic ad units. The Company also offers on-line, opt-in e-mail marketing services through its wholly owned subsidiary, Mamma.com USA, Inc. and its newly acquired subsidiaries, Digital Arrow LLC and High Performance Broadcasting, Inc. (see note 6). The Company’s customers are mainly located in the United States. The Company’s wholly owned subsidiary, Intasys Billing Technologies (“IBT”), formerly provided global wireless Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, Asia, the United States and Canada. The Company decided to sell IBT in 2003 and the divestiture was completed on February 12, 2004. Therefore, IBT has been presented as discontinued operations (see note 5). The Company also holds minority interests in companies operating in the analog-integrated circuit products, new media and telecommunications sectors.

On January 6, 2004, the Company changed its name from Intasys Corporation to Mamma.com Inc.

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc., which was originally focused on innovative direct on-line Internet electronic marketing solutions to advertisers through keyword search listings and graphic ad units, was wound up into the Company.

2	Change in accounting policies

a)	For changes affecting 2003

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures for these prior years as if the fair value method of accounting had been applied.

Impairment of long-lived assets

CICA Handbook section 3063, “Impairment of Long-Lived Assets”, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, “Property, Plant and Equipment”. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

Disposal of long-lived assets and discontinued operations

CICA Handbook section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, “Discontinued Operations and Section 3061, Property, Plant and Equipment”. The Section provides criteria for classifying assets as held for sale to be measured at the lower of carrying value and fair value less costs to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The adoption of this section did not have a significant impact on the financial statements.

b)	For changes affecting 2004 and future years

Asset retirement obligations

CICA Handbook section 3110, “Asset Retirement Obligations”, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this section did not have a significant impact on the financial statements.

Consolidation of variable interest entities

CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

Financial instruments

On April 1, 2005, the CICA issued three new Handbook sections: Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. These new sections apply to fiscal years beginning on or after October 1, 2006 with earlier adoption permitted as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 3855 “Financial Instruments – Recognition and Measurement” requires all financial instruments to be classified as either Held to Maturity, Loans and Receivables, Held for Trading, or Available for Sale. The Held to Maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and Receivables and Held to Maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as Held for Trading are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as Available for Sale and are measured at fair value with unrealized gains and losses, not affecting income, but reported in a new category in Shareholders’ equity called Other Comprehensive Income.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

Section 3865 “Hedges” which replaces Accounting Guideline 13 “Hedging Relationships” requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in Other Comprehensive Income until the transaction being hedged affects net income.

Section 1530 “Other Comprehensive Income”, a new category in the Shareholders’equity section, includes in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

The Company is in the process of assessing the impact of these new recommendations on its financial position, results of operations and cash flows.

3	Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in note 28.

a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated on consolidation.

b)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on recent acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Actual results could differ from those estimates.

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original terms to maturity of 90 days or less as of the date of acquisition.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

d)	Temporary investments

Temporary investments are valued at the lower of cost and market value.

e)	Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the consolidated statement of operations as a reduction of the related expenses. Tax credits are recorded in the year in which the expenditures are incurred provided there is reasonable assurance of realization.

f)	Investments

The Company has investments in equity instruments of privately-held companies. These investments are generally accounted for under the cost method, as the Company does not have the ability to exercise significant influence over operations. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. The Company monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Duration of lease

h)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the straight-line method at the following annual rates:

Brand names	20% to 25%
Acquired technology	20% to 25%
Customer list	10% to 25%
Software	30%
E-mail data base	25%

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

i)	Goodwill

Goodwill represents the excess of purchase price of businesses acquired over the fair value of the underlying net identifiable assets acquired. Goodwill related to business combinations is not amortized.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value.

j)	Impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

k)	Revenue recognition

The Company recognizes revenue from search advertising, graphic advertising and e-mail advertising services when the following criteria are satisfied:

i)	persuasive evidence of an arrangement exists;

ii)	service is performed;

iii)	the fee is fixed or determinable;

iv)	collectibility is reasonably assured.

Search service revenue is generated as users click on an advertiser’s sponsored link, giving rise to direct revenue or a revenue share if the paid placement was provided by a third party provider (“partner”). Advertisers buy key words, and when these key words are searched by a user, the advertiser’s website will be listed in a premium position in the search results. Advertisers are charged on a pay-per-click basis. Revenue from such clicks is recognized as the clicks occur, provided the above criteria are met.

Graphic advertising revenue is generated from advertising delivered on a Web page, at an agreed rate per thousand impressions delivered, or based on user clicks on displayed advertising graphic advertisement. Advertising includes different size banners, pop-ups and rich media which are targeted through the Company’s network of publishers (“members”). The publisher network consists of small to medium size websites that subscribe to the Company’s service through an on-line contract. Revenue from advertising arrangements is recognized as the impressions are delivered or as clicks on displayed graphic advertisement occur, provided the above criteria are met and that no significant Company obligations or commitments relating to a minimum number of impressions remain.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

E-mail advertising revenue is generated from an e-mail drop of the Company’s advertisers products based on its business or consumer e-mails lists. The Company may also partner with other list owners. The revenue model is either CPM based (cost per one thousand impressions pushed) or CPA based (cost per valid leads to advertisers). Revenue from advertising arrangements is recognized as the e-mail drop is delivered or as valid leads are provided to advertiser, provided the above criteria are met.

The majority of arrangements for these three types of revenue have terms less than one year and may be terminated at any time by the advertiser. In accordance with Emerging Issues Committee 123 “Reporting Revenue Gross as a Principal versus Net as an Agent”, search and graphic advertising derived from arrangements that involve services supplied by partners and members respectively is reported gross of the payment to them. This revenue is reported gross due to the fact that the Company is the primary obligor to the advertisers who are customers of the advertising service.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement on the accompanying consolidated balance sheets.

IBT recognizes revenue from the sale of software licences and related post-contract customer support and other related services in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”. Fees from arrangements involving licences, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenue from software licences is recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered probable. Revenue from post-contract customer support elements is recognized ratably over the related support period. Revenue from other related services is recognized as the services are performed.

l)	Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2004 and 2003.

m)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

n)	Foreign currency translation

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries have been translated into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenue and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in the cumulative translation adjustment. Changes in the cumulative translation adjustment during the year result solely from the application of this translation method.

o)	Foreign currency transactions

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenue and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the dates of the respective transactions. Exchange gains and losses arising from such transactions are included in net earnings (loss) for the year.

p)	Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (note 16).

Diluted earnings (loss) per share are calculated based on the weighted average number of common shares outstanding in each of the years, plus the effects of dilutive common share equivalents, such as options and warrants outstanding. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

q)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

4	Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the consolidated statements of operations.

Prior to this change, the functional currency of Mamma.com Enterprises Inc. was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises Inc. were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 are the historical basis for those items in subsequent periods.

5	Discontinued operations

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the years ended December 31, 2003 and 2002 have been reclassified in order to comply with this presentation.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business.

The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923 which has been included in the “Results of discontinued operations” line in the consolidated statements of operations. The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations. The Company recorded, for 2004, net costs for an amount of $544,927 which represented the net of revenue of $621,296 and expenses of $1,166,223 including closing costs. An amount of $148,000 has been kept in escrow and will be released in the second quarter of 2005.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The gain on disposal is detailed as follows:

$
Proceeds	1,699,185
Assets disposed and related fees
Equipment	210,916
Other assets, net	(22,843)
Legal and other fees	133,579
Cumulative translation adjustment related to the sales of IBT	(211,390)

110,262

Gain on disposal	1,588,923

Summary of assets and liabilities of discontinued operations

	As at December 31,
	2004 $	2003 $
Current assets
Accounts receivable	81,241	831,310
Other current assets	804	90,670

	82,045	921,980

Assets
Property, plant and equipment	--	200,802

Liabilities
Accounts payable and accrued liabilities	142,226	982,452
Deferred revenue	--	49,611
Income taxes payable	85,000	291,244

	227,226	1,323,307

Summary of discontinued operations

	2004 $	2003 $	2002 $
Revenue	621,296	6,493,986	7,602,630

Earnings (loss) before income taxes	1,043,996	(32,220)	465,884

Net earnings (loss)	1,043,996	(300,053)	465,884

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

For the years 2004 and 2002, earnings (loss) before income taxes are the same as net earnings (loss). In 2004 and 2002, this is due to benefits arising from prior years tax losses not previously recognized. In 2003, the Company recorded a provision for income taxes due to a tax assessment disallowing research and development tax credits claimed in prior years.

6	Business acquisitions

a)	Digital Arrow LLC and High Performance Broadcasting, Inc.

On June 10, 2004, the Company acquired the business of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”), privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition, including costs directly related to the acquisition, consisted of $1,264,210 in cash, net of cash acquired, and 90,000 of the Company’s common shares. The fair value of the Company shares issued to owners of Digital Arrow has been determined to be $8.23 per share. This value has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

The operations of the business have been included in these financial statements since June 1, 2004.

b)	focusIN assets

On November 27, 2002, the Company acquired through its subsidiary Mamma.com Enterprises Inc. certain of the assets of the focusIN business of ZAQ Inc. in exchange for total cash consideration amounting to $1,625,151, including costs directly related to the acquisition. The net earnings of the business have been included in these financial statements from the above-noted date of acquisition. focusIN provides on-line media placement services.

These acquisitions have been accounted for using the purchase price method. The fair value of the net assets acquired is summarized below:

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

	Digital Arrow 2004 $	focusIN 2002 $
Cash	86,948	--
Accounts receivable	163,203	--
Prepaid expenses and other assets	5,442	--
Property, plant & equipment	83,692	31,287
Intangible assets:
Brand name	174,738	291,156
E-mail data base	750,000	--
Existing technology	238,535	252,208
Customer list	279,558	351,175

Total assets acquired	1,782,116	925,826
Accounts payable and accrued liabilities	246,372	--

Total liabilities assumed	246,372	--
Net identifiable assets acquired	1,535,744	925,826
Goodwill	556,196	699,325

Purchase price	2,091,940	1,625,151
Less:
Common shares issued	740,782	--
Cash	86,948	--

Cash paid net of cash acquired	1,264,210	1,625,151

For focusIN, approximately $521,000 of the above-noted goodwill is deductible for income tax purposes.

7	Temporary Investments

Temporary investments consist of commercial paper bearing a weighted average interest rate of 2.29% per annum (2003 – 5.10%) and maturing on various dates up to May 2005. The market value of the commercial paper as at December 31, 2004 and 2003 approximates the book value.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

8	Accounts receivable

Accounts receivable comprise the following:

	2004 $	2003 $
Trade accounts receivable	2,799,705	2,433,064
Allowance for doubtful accounts	(239,177)	(203,129)

	2,560,528	2,229,935
Other	129,012	56,816

	2,689,540	2,286,751

9	Investments

a)	Investments comprise the following:

	2004 $	2003 $
LTRIM Technologies Inc. (4,891,686 Class “A”
common shares and 359,281 Class “A” preference shares) (i)	720,000	1,085,286
Tri-Link Technologies Inc. (4,054,874 Preference shares) (ii)	--	--
TECE, Inc. (5,000,000 Common shares) (ii)	--	--

	720,000	1,085,286

The fair value of LTRIM Technologies Inc. has been established at $720,000 and nil for Tri-Link Technologies Inc. and TECE, Inc. as of December 31, 2004.

i)	In 2004, due to a permanent impairment in value, the Company wrote off $365,286 of its investment in LTRIM Technologies Inc.

ii)	In 2001 and 2002, due to a permanent impairment in value, the Company wrote off its investments in Tri-Link Technologies Inc. and TECE, Inc.

iii)	On August 28, 2003, the Company sold its entire investment in uPath.com Inc. for CA$45,000 (US$32,499). As this investment had been written off in its entirety in 2002 due to a permanent impairment in value, the gain on disposal of the investment amounted to $32,499 in 2003.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

b)	Master option agreement

Part of the compensation packages originally offered to the Company’s former President and former CEO and Chairman was provided under the terms of a Master Option Agreement, dated December 7, 1999, among Intasys Corporation, Intasys Capital Corporation and 3354717 Canada Inc., a company controlled by these former executives. On several occasions, the terms of the Master Option Agreement for both former executives were amended. In August 2001, the former President assigned and transferred to the former CEO and Chairman all of his rights, title and interest in and to 3354717 Canada Inc. that he had related to the Master Option Agreement. On October 30, 2001, the former CEO and Chairman agreed to cancel the Master Option Agreement and the Company granted him an option to purchase up to 15% of Intasys’ investment in Tri-Link Technologies Inc. and LTRIM Technologies Inc. up until December 31, 2002 for a total cash consideration of $410,425. Thereafter, this percentage and the exercise price are reduced to 5% and $136,808 respectively through February 28, 2004, at which time the option expired.

The fair value of these options was initially estimated using the Black-Scholes option pricing model and recorded as a liability. Since the terms of these options are variable, the fair value of these options is re-evaluated at each balance sheet date with any resulting adjustment to the fair value being included in the statement of operations. As a result, in 2003, the consolidated statement of operations includes a reversal of expenses recorded in previous years of $4,866. The consolidated statement of operations in 2002 includes a reversal of expenses recorded in previous years for an amount of $195,134.

10	Property, plant and equipment

			2004

	Cost $	Accumulated amortization $	Net $

Computer equipment	1,095,087	765,025	330,062
Furniture and fixtures	97,233	55,362	41,871
Leasehold improvements	88,243	85,357	2,886

	1,280,563	905,744	374,819

			2003

Computer equipment	1,004,476	695,220	309,256
Furniture and fixtures	83,712	45,928	37,784
Leasehold improvements	87,181	66,757	20,424

	1,175,369	807,905	367,464

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

11	Goodwill and other intangible assets

a)	Intangible assets

			2004

	Cost $	Accumulated amortization $	Net $

Brand names	587,607	208,316	379,291
Acquired technology	543,752	163,099	380,653
Customer list	704,543	128,209	576,334
Software	63,098	42,257	20,841
E-mail data base	750,000	96,875	653,125

	2,649,000	638,756	2,010,244

			2003

Brand names	412,869	103,396	309,473
Acquired technology	305,217	71,218	233,999
Customer list	424,985	49,582	375,403
Software	53,664	36,977	16,687

	1,196,735	261,173	935,562

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	focusIN	Digital Arrow	Total

	$	$	$
Balance - December 31, 2002	694,835	--	694,835
Currency translation adjustment	151,475	--	151,475

Balance - December 31, 2003	846,310	--	846,310
Business acquisitions (note 6)	--	556,196	556,196

Balance - December 31, 2004	846,310	556,196	1,402,506

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

12	Accounts payable and accrued liabilities

Accounts	payable and accrued liabilities comprise the following:

	2004 $	2003 $
Trade accounts payable	1,868,307	1,460,631
Other
Accrued employee costs	363,025	328,250
Directors and officers payable	402,220	225,543
Payable to companies owned by current or former directors (a)	12,764	12,818
Other (note 25 a))	--	225,000

	2,646,316	2,252,242

(a)	The amount payable to companies owned by current and/or former directors relates to consulting agreements between the Company and companies owned by current and/or former directors.

13	Recovery of restructuring charges

In 2000 and 2001, the Company reduced its fixed costs by terminating certain employees and moving its head office to premises occupied by its subsidiary Mamma.com Enterprises Inc. In 2002, $70,453 of charges related to the restructuring of the Investment Management segment were reversed due to an over-accrual of estimated sub-leasing charges of the principal executive offices that were not needed due to the cancellation of corporate obligations.

14	Capital stock

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares, and common shares comprising the public float, as at December 31, 2004. The Company may purchase common shares at any time and from time to time until September 7, 2005. The common shares will be purchased for cancellation.

During the year ended December 31, 2004, the Company did not purchase any of its outstanding common shares.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

a)	Stock options

The Company’s stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee designates eligible participants to be included under the plan, and designates the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The options vest in equal increments over a period of three or four years, commencing one year from the grant date. The number of options granted in any fiscal year shall not exceed 15% of the issued and outstanding common shares at the date of the grant.

Information with respect to stock option activity for 2002, 2003 and 2004 is as follows:

	Number of options	Weighted average exercise price
		$
Outstanding - December 31, 2001	451,750	2.29
Granted	135,000	1.22
Forfeited	(209,570)	2.56

Outstanding - December 31, 2002	377,180	1.76
Granted	227,500	2.71
Forfeited	(28,357)	1.74
Exercised	(129,678)	1.34

Outstanding - December 31, 2003	446,645	2.37
Granted	305,000	6.91
Forfeited	(16,000)	1.99
Expired	(18,750)	8.00
Exercised	(255,561)	1.57

Outstanding - December 31, 2004	461,334	5.60

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

Details of stock options outstanding as at December 31, 2004 are as follows:

	Outstanding options			Exercisable options

Range of exercise prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$		(years)	$		$
1.50 – 1.99	30,834	7.51	1.90	2,500	1.50
2.57 – 3.58	135,500	6.72	3.23	31,167	3.28
7.08	295,000	4.84	7.08	--	--

	461,334	5.57	5.60	33,667	3.15

As at December 31, 2003 and 2002, there were 222,478 and 320,429 options exercisable at weighted average prices of $1.99 and $1.80, respectively.

b)	Pro forma stock-based compensation disclosures

As described in note 2, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees and has applied this new method on a prospective basis. Following is a summary of what the net earnings (loss) and related per share figures would have been for 2004, 2003 and 2002 if the Company had applied this change retroactively to all prior years.

	2004 $	2003 $	2002 $
Pro forma net earnings (loss)	1,086,911	(225,266)	(295,924)

Pro forma net earnings (loss) per share:
Basic	0.10	(0.04)	(0.07)
Diluted	0.10	(0.04)	(0.07)

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The fair values of all options granted during 2004, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004 $	2003 $	2002 $
Expected option life (years)	4.00	4.04	4.00
Volatility	88%	82%	76%
Risk-free interest rate	3.70%	4.00%	3.09%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2004, 2003 and 2002 were $4.61, $2.71 and $1.22 per option, respectively.

15	Additional paid-in capital and deferred stock-based compensation

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. The Company then signed two separate agreements. In consideration for financial services, the Company had committed to pay MCF a monthly fee of $5,000 for a minimum obligation of $30,000 and 10,000 warrants per month with a minimum issuance of 60,000 warrants, each warrant gives the rights to purchase one common share of the Company. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For the investment banking services, the Company had committed to pay a cash financing completion fee equal to 6% of the total amount of capital received by the Company from the sale of its equity securities and warrants to purchase common shares of the Company in an amount equal to 6% of the number of common shares purchased by investors in capital raising transactions. The warrants are immediately exercisable at the higher of the price per share at which the investor can acquire common shares or the closing price of the Company’s common shares at the date of the capital raising transaction. For merger and acquisition, the Company had committed to pay a success fee upon closing equal to the sum of 4% of up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 2% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for a transaction is $200,000. For a sale transaction, the Company had committed to pay a success fee with the same parameters of an acquisition except for the minimum fee which is $500,000.

For the period ended December 31, 2004, 40,000 warrants were issued to MCF at an average price of $12.31, the fair value of which was $260,301 estimated as of grant date using the Black-Sholes pricing model, and charged to expense with a corresponding credit to additional paid-in capital. The following weighted average assumptions were used:

Expected option life	3.5 years
Volatility	86%
Risk-free interest rate	3.99%
Dividend yield	nil

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

On July 16, 2004, the agreement for financial services, dated March 16, 2004 was amended. The Company committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was amended on July 16, 2004 and subsequently amended on September 8, 2004. The Company then is committed to pay a success fee upon closing equal to the sum of 3% of up to $20,000,000 transaction value, 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the Target, a fee shall be payable in cash for 7% of the transaction value. If transaction is not consummated and the Company is entitled to receive break-up fee and other form of compensation, the Company then will pay to MCF 30% of Company’s entire entitlement.

On June 30, 2004, the Company sold under a securities purchase agreement an aggregate of 1,515,980 common shares and 606,392 warrants to certain accredited investors for an aggregate price of $16,599,981. Net proceeds from the offering amounted to $15,541,162, net of issue cost of $1,058,819, $996,000 of which was paid to MCF. For this specific transaction, MCF waived their entitlement to a warrant component of the financing completion fee. Each warrant entitles the accredited investors to purchase one additional common share at an exercise price equal to $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date.

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair values of the warrants have been determined using the Black-Scholes pricing model and the following weighted average assumptions:

Expected option life	5 years
Volatility	86%
Risk-free interest rate	4.19%
Dividend yield	nil

In 2003, the Company granted 105,000 warrants at an average price of $2.50 to Maxim Group, LLC for financial advisory fees, the fair value of which was $84,566 estimated as of the grant date using the Black-Scholes pricing model, and charged to expense during the year with a corresponding credit to additional paid-in capital. These warrants vested immediately and expire after three years.

On December 12, 2002, the Company completed a private placement of 1,893,939 units, each unit consisting of one common share and one A warrant, for total gross proceeds amounting to $2,500,000, or $1.32 per unit. Each A warrant vests immediately, expires on November 30, 2004, and permits the holder to purchase one additional common share of the Company at an exercise price of $1.40 per share. The private placement agreement provides for a reload feature, whereby upon exercise of the entire A warrants, the holders are entitled to receive one new B warrant for each A warrant exercised. The B warrant vests immediately upon issuance, expires on November 30, 2006, and permits the holder to purchase an additional common share at an exercise price of $1.50 per share. As at December 31, 2004, the totality of the A and B warrants had been exercised.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The amounts allocated to the shares and warrants totalled $1,912,879 and $587,121, respectively. These amounts have been allocated based upon the relative fair values of the warrants and shares at the date the units were issued. The estimated fair value of the A and B warrants has been determined using the Binomial option pricing model and the following weighted average assumptions:

	A warrants	B warrants

Risk-free interest rate	3.09%	3.96%
Expected volatility	76%	76%
Expected life	2 years	4 years
Expected dividend yield	nil	nil

In addition, in connection with this private placement, the Company issued an additional 142,045 units to the principal agent involved in the transaction as compensation for its services. These additional units have been recorded as share issue costs and charged against capital stock at their fair value of $187,499, or $1.32 per unit. The fair value of each unit has been allocated between the shares and warrants, resulting in $143,465 being credited to capital stock and $44,034 being credited to additional paid-in capital on the same basis as described above.

On August 15, 2001, the Company retained Global Capital Securities to render financial services for an 18-month period terminating on January 31, 2003. Consideration paid by the Company for these consulting services consisted of the issuance of 150,000 unvested common shares and 250,000 unvested warrants with an exercise price of $2.75 per share. On April 19, 2002, all of these shares and warrants were transferred by Global to Lomond International Inc., which agreed to continue providing the services in accordance with the original agreement. On June 19, 2002, the Company and Lomond modified the terms of the agreement and consequently all the warrants were returned to the Company for cancellation.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The Company recognized the cost of the services as the warrants and shares vest, at a rate of 13,889 warrants and 8,333 shares per month, based on the fair value of the Company’s common shares at the end of each month. Upon the cancellation of the warrants, the expense previously recognized was reversed. Information with respect to warrant activity for 2002, 2003 and 2004 is as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding - December 31, 2001	905,425	2.54
Issued	2,035,984	1.40
Expired	(250,000)	2.75
Forfeited	(654,000)	2.40

Outstanding - December 31, 2002	2,037,409	1.42
Issued (i)	247,045	1.94
Forfeited	(1,425)	30.80
Exercised	(284,090)	1.45

Outstanding - December 31, 2003	1,998,939	1.46
Issued - B warrants	1,893,939	1.50
Issued - Other	646,392	15.60
Exercised	(3,892,878)	1.48

Outstanding - December 31, 2004	646,392	15.60

(i) Does not include warrants to be issued in connection with the B warrant reload feature described above.

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2004 were as follows:

Range of exercise prices $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price $
11.34 – 13.89	40,000	4.41	12.31
15.82	606,392	4.50	15.82

	646,392	4.49	15.60

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

16	Earnings (loss) per share

	2004 $	2003 $	2002 $
Weighted average number of shares - Basic	10,758,604	6,207,360	4,356,751
Additions to reflect the impacts of:
Exercise of stock options	121,195	93,854	--
Exercise of warrants (i)	330,107	1,740,022	--

Weighted average number of shares - Diluted	11,209,906	8,041,236	4,356,751

(i) In 2003, includes B warrants issuable upon exercise of the A warrants described in note 15.

Options to purchase 48,361 common shares (2003 – 18,750; 2002 – 377,180), warrants to purchase 327,712 common shares (2003 – 16,000, 2002 – 2,691,409) and 8,333 common shares (in 2002) issued for brokerage fees have been excluded from the above calculations since they would have an anti-dilutive effect.

17	Revenue

	2004 $	2003 $	2002 $
Search advertising	9,676,181	5,787,980	2,733,953
Graphic advertising	5,250,066	3,150,883	1,488,399
E-mail advertising	882,752	--	--

	15,808,999	8,938,863	4,222,352

18	Unrealized loss on investments and write-down of advances

In 2004, the Company recorded $365,286 of write-down of investment.

In 2002, the Company recorded $51,612 unrealized loss on investments and $31,004 of write-down of advances, totalling $82,616 for the year.

19	Consolidated statement of cash flows

In 2004, the consideration for the acquisition of Digital Arrow includes 90,000 of the Company’s common shares at a determined fair value of $8.23 per share. Therefore, $740,782 representing the value of the consideration paid by the issuance of capital stock is excluded from business acquisitions and issuance of capital stock.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

In 2003, financial fees paid in shares in lieu of cash amounted to $17,000.

In 2002, the Company’s non-cash investing and financing activities consisted of: shares issued in lieu of fees related to private placement in the amount of $187,499; shares issued in lieu of financial fees in the amount of $98,667; interest income in the amount of $33,477 which was recorded in investments.

20	Net change in non-cash working capital items

	2004 $	2003 $	2002 $
Cash flows from (used for):
Marketable securities	--	--	314,026
Accounts receivable	(239,585)	(1,033,078)	(351,351)
Income taxes receivable	(104,129)	(15,259)	--
Prepaid expenses and other assets	(39,929)	(3,083)	(18,270)
Accounts payable and accrued liabilities	123,596	81,709	878,928
Reserve for restructuring	--	--	(98,555)
Deferred revenue	116,257	388	11,939

	(143,790)	(969,323)	736,717

21	Income taxes

a)	The provision for (recovery of) income taxes is detailed as follows:

	2004 $	2003 $	2002 $
Current (recovered)	153,825	--	(2,318)
Future	400,855	(77,636)	(271,464)

	554,680	(77,636)	(273,782)

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2004 $	2003 $	2002 $
Earnings (loss) from continuing operations before
income taxes	615,091	11,354	(1,056,660)

Expected provision for (recovery of) income taxes	190,801	3,749	(370,042)
at the statutory rate

Impact of foreign and provincial rates	(5,500)	--	--
Unrecognized benefit of current year tax losses
and undeducted research and development
expenses, and other temporary differences	585,231	465,295	610,441
Benefit of prior years’ tax losses not previously
recognized	(17,178)	--	(250,841)
Recognition of future benefit of prior years’
temporary differences, including tax losses
and undeducted research and development
expenses	--	(577,482)	(271,464)
Permanent difference, including amortization and
impairment of goodwill and non-controlling
interest	(198,674)	30,802	8,124

Provision for (recovery of) income taxes	554,680	(77,636)	(273,782)

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2004 $	2003 $
Canada
Property, plant and equipment	2,558,945	2,850,585
Non-capital losses (expiring 2005-2014)	6,443,236	5,992,032
Net capital losses (unlimited)	2,683,509	2,518,766
Unrealized impairment losses on investments	740,295	1,373,914
Research and development expenses	--	274,062
Financing expenses	341,871	68,561
Goodwill	116,079	136,774
Other	--	84,631

	12,883,935	13,299,325

United Kingdom
Net operating losses (unlimited)	--	34,729
Property, plant and equipment	--	2,293
Other temporary differences	--	4,988

	--	42,010

United States
Net operating losses (expiring 2012-2024)	1,555,962	1,535,468
Property, plant and equipment	9,033	--
Intangible assets	(476,953)	--

	1,088,042	1,535,468

Australia
Net operating losses (unlimited)	667,543	417,790
Other temporary differences	11,131	52,288

	678,675	470,078

	14,650,652	15,346,881
Valuation allowance	(14,650,652)	(14,849,899)

Net future income tax asset	--	496,982

Presented as:
Current asset	--	264,014
Long-term asset	--	232,968

	--	496,982

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

d)	As at December 31, 2004, the Company has non-capital loss carryforwards totalling approximately $20,197,000 for Federal and provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$
2005	1,205,000
2006	3,810,000
2007	3,768,000
2008	2,764,000
2009	2,225,000
2010	3,269,000
2014	3,156,000

e)	As at December 31, 2004, the Company’s U.S. subsidiary has net operating loss carryforwards for Federal income tax purposes totalling approximately $4,099,000 which may be used to reduce Federal taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$
2012	127,000
2018	1,260,000
2019	2,166,000
2020	212,000
2021	99,000
2022	13,000
2023	5,000
2024	217,000

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

22	Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2004 $	2003 $	2002 $
Product development and technical support expenses	809,346	477,634	514,403
Research and development expenses	168,715	249,906	40,891

	978,061	727,540	555,294
Less: research and development tax credits	86,521	128,157	20,970

	891,540	599,383	534,324

23	Segment information

In previous years, management evaluated the performance of the business based on two operating segments; in addition to being focused on providing information retrieval on the Internet through its metasearch engine and being a provider of online marketing solutions to advertisers through its subsidiary Mamma.com Enterprises Inc., the Company also acted as an incubator for new technologies, and thus held minority investments in various small technological companies. These segments were defined as investment management and media solutions. In the last quarter of 2003, the Company decided to concentrate exclusively on its profitable and growing metasearch engine and online marketing business and management proceeded to certain organizational changes in order to reflect the realignment of the Company’s activities. Therefore, commencing in January 2004, management evaluates the performance of the business such that the Company has only one reporting segment.

Geographic segment

	2004 $	2003 $	2002 $
Revenues:
Canada	233,089	238,655	188,946
United States	14,589,622	8,499,380	3,948,008
Europe	876,924	126,272	35,591
Other	109,364	74,556	49,807

	15,808,999	8,938,863	4,222,352

	2004 $	2003 $	2002 $
Long-lived assets and goodwill:
Canada	1,904,712	2,149,336	2,003,976
United States	1,882,857	--	--

	3,787,569	2,149,336	2,003,976

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

24	Major Customers

Two customers, each account for more than 10% of the Company’s sales. Sales for each of them represented approximately 29% (2003 – 33%; 2002 – 16%) and 11% (2003 – 8%; 2002 – 8%), respectively, of the Company’s sales. The outstanding accounts receivable from these customers as at December 31, 2004 amount to approximately 13% (2003 – 7%) and 5% (2003 – 47%), respectively, of the total accounts receivable.

25	Contingencies and commitments

a)	Contingencies

In July 2000, Intasys, the Company and its wholly owned Delaware subsidiary, Intasys Management Systems, Inc., completed a series of transactions with Lamya Management Limited and related parties pursuant to which, inter alia, the Company acquired rights in certain software, trademarks and other intellectual property rights. Pursuant to this, Intasys Management Systems, Inc. hired Sami Shamma as its President and CEO. In October 2000, Mr. Shamma was terminated for cause and in January 2001, the Company and Intasys Management Systems, Inc. (the “Claimants”) initiated arbitration proceedings against Mr. Shamma and certain other persons and entities related to him (the “Respondents”). The Claimants seek damages in excess of $1,472,553 arising out of Mr. Shamma’s alleged conduct, alleged breach of various duties and related matters, and such other relief as the Arbitrator deems appropriate. In addition and further to Mr. Shamma’s termination, the Claimants were entitled to and did purchase the shares previously held by Mr. Shamma in Intasys Management Systems, Inc. As a result of his termination for cause and pursuant to the agreements entered into with Mr. Shamma, these shares were purchased at book value, a nominal amount, and the Company is now the sole shareholder of Intasys Management Systems, Inc.

The Respondents have filed a statement of defence denying the Claimants’ allegations and counterclaiming for damages in excess of $22,880,000, including punitive damages, and such other relief as the Arbitrator deems proper. The Respondents also claim that the purchase of the above-mentioned shares should be at their fair market value.

Arbitration was held the week of October 21, 2002 and was scheduled to resume and conclude the week of April 1, 2003. Management believed its positions were meritorious and intended to continue to prosecute its claim and defend the Respondents’ counterclaim vigorously.

On January 20, 2004, a memorandum of settlement was signed by both parties and final payment of $225,000 was made. This amount had been fully provided for in the 2002 consolidated financial statements in other accounts payable.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

On May 6, 1996, a claim in an unspecified amount was filed in Florida in connection with the Company’s previously discontinued operations of disinfectant products. In accordance with Florida State law, a mediation hearing took place on December 9, 2002 and was inconclusive. The Company’s motion for a Summary Judgment was heard on March 18, 2003 and was denied. The Company re-filed its motion. The case was scheduled for a jury trial in May 2003. On March 26, 2003, the Company received a letter from the claimant offering to settle all claims related to this matter in exchange for a payment of $350,000. Management decided to accept this offer. Accordingly, an amount of $350,000 had been provided for in the 2002 consolidated financial statements in other accounts payable.

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”.

The Company believes that as part of its investigation, the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time.

b)	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as of December 31, 2004 are as follows:

Years ending December 31,	$
2005	154,000
2006	114,000
2007	114,000
2008	114,000
2009	114,000
Thereafter	19,000

c)	Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

26	Financial instruments

Currency risk

The Company operates internationally and is exposed to market risks principally from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk.

Credit risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash, short-term investments, temporary investments and accounts receivable. The Company’s cash, short-term investments and temporary investments are maintained at major financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

The Company is exposed to credit risk on accounts receivable from its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. As at December 31, 2004, approximately 30% of accounts receivable are due from four customers, as compared to 57% in the previous year.

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, temporary investments, accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short maturities of those instruments. The fair value of the Company’s investments is presented in note 9.

Interest rate risk

As at December 31, 2004, the Company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing to 4.75%
Short-term investments included in cash and cash equivalents	2.31%
Temporary investments	From 2.25% to 5.20%
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

27	Related party transactions

Details of related party transactions not otherwise disclosed in the consolidated financial statements are as follows:

	2004 $	2003 $	2002 $
Companies owned by current and/or former directors	182,687	171,465	183,975
Company subject to significant influence	--	--	33,477

A director and a former director entered into consulting agreements pursuant to which they provided services to the Company as an executive chairman and as a financial advisor respectively. Interest income was recorded in relation with the Company’s investment in LTRIM. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

28	United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The following summary sets out the material adjustments to the Company’s reported net earnings (loss) and net earnings (loss) per share which would be made to conform with U.S. GAAP:

	2004 $	2003 $	2002 $
Earnings (loss) from continuing operations in accordance
with Canadian GAAP	60,411	88,990	(782,878)
Stock-based compensation costs (a)	--	--	92,000
Realized portion of prior year unrealized loss on
marketable securities (b)	--	--	(1,029,896)

Earnings (loss) from continuing operations in
accordance with U.S. GAAP	60,411	88,990	(1,720,774)
Results of discontinued operations	1,043,996	(300,053)	465,884

Net earnings (loss) in accordance with U.S. GAAP	1,104,407	(211,063)	(1,254,890)

Basic and diluted earnings (loss) per share from
continuing operations	0.01	0.01	(0.40)
Basic and diluted earnings (loss) per share from
discontinued operations	0.09	(0.04)	0.11

Basic and diluted net earnings (loss) per share	0.10	(0.03)	(0.29)

	2004 $	2003 $	2002 $
Other comprehensive income (loss)
Realized portion of prior year unrealized loss
on marketable securities (b)	--	--	1,029,896
Foreign currency translation adjustment (c)	(80,680)	717,257	(32,488)

	(80,680)	717,257	997,408

Net earnings (loss) in accordance with U.S. GAAP	1,104,407	(211,063)	(1,254,890)

Comprehensive income (loss)	1,023,727	506,194	(257,482)

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2004 $	2003 $
Capital stock
Capital stock in accordance with Canadian GAAP	90,496,088	70,522,179
Reduction of stated capital (d)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	107,265,658	87,291,749

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,255,249	1,166,814
Stock-based compensation costs (a)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,292,939	2,204,504

Deferred stock-based compensation costs in accordance with Canadian and U.S. GAAP	(1,333,443)	(262,806)

Accumulated other comprehensive gain (loss) (c)
Cumulative translation adjustment in accordance with Canadian GAAP	360,884	441,564

Accumulated deficit
In accordance with Canadian GAAP	(62,743,206)	(63,847,613)
Reduction of stated capital to deficit (d)	(16,769,570)	(16,769,570)
Stock-based compensation costs (a)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(80,550,466)	(81,654,873)

Total shareholders’ equity in accordance with U.S. GAAP	32,035,572	8,020,138

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

Consolidated statement of cash flows

The consolidated statement of cash flows was prepared under Canadian GAAP. There are no measurement differences between Canadian GAAP and U.S. GAAP as they specifically apply to the Company.

a)	Stock-based compensation costs

Grant of options

As described in note 2, in 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net earnings (loss) for 2004 and 2003 under U.S. GAAP as compared to Canadian GAAP.

However, for all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost is recognized. Any such adjustment related to the subsidiary of the Company also creates an adjustment in non-controlling interest, and share of losses of companies subject to significant influence. In addition, any write-down of equity-accounted investments would result in a lower write-down under U.S. GAAP as compared to Canadian GAAP.

b)	Temporary investments

Under U.S. GAAP, temporary investments would be classified as “available-for-sale”securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income (loss) on a net of tax basis. Under Canadian GAAP, marketable securities are carried at the lower of cost and market value.

c)	Comprehensive income (loss)

U.S. GAAP requires disclosures of comprehensive income (loss) which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for the year. Under Canadian GAAP, there is no requirement to report comprehensive income (loss).

d)	Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

e)	Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the year; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be as follows:

	2004 $	2003 $	2002 $
Earnings (loss) from continuing operations before income taxes	561,369	(66,571)	(1,994,556)
Recovery of income taxes
Current	153,825	-	(2,318)
Future	347,133	(155,561)	(271,464)

29	Subsequent events

a)	Cancellation of stock options

On November 2, 2004, the Company granted to Officers and Members of the Board of the Company, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. For the year ended December 31, 2004, general and administration expenses include $138,395 of stock-based compensation costs relating to these stock options.

On February 2, 2005, the Officers and Members of the Board of Directors of the Company to whom the above-mentioned stock options had been granted, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensations costs recorded as of December 31, 2004 pertaining to these options will be reversed in the first quarter of 2005.

b)	Informal SEC inquiry to formal investigation

On March 18, 2004 the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004 trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

c)	Employee stock option plan

On February 16, 2005, 94,996 options were granted to the Company’s officers and employees vesting over a three and four year period.

d)	Late filing of 2004 Audited Financial Statements

On February 16, 2005 the Company announced that PricewaterhouseCoopers LLP would be unable to act as the Company’s independent auditor in connection with the audit of its 2004 annual consolidated financial statements. On March 18, 2005 the Company announced that it had retained RSM Richter LLP as its new auditor. As a result of this change of auditor, the audit was delayed and the Company advised investors that the filing of its annual financial statements would likely be delayed. On March 31, 2005 the Company confirmed that the filing of its financial statements for the year ended December 31, 2004 would be delayed. On April 14, 2005, the Company announced that it would not file its interim financial statements for the first quarter of 2005 until it had filed its annual financial statements for 2004, which would be on or before May 31, 2005.

As a result of its failure to file the Annual Financial Statements on or before March 31, 2005, the Ontario Securities Commission, consistent with Ontario Securities laws, has imposed a cease trade order affecting directors, officers and insiders of the Company (a management cease trade order). The Company had, prior to March 31, 2005, advised directors and officers, in accordance with the Company’s insider trading policy, that they were subject to a blackout period with respect to trading in securities of the Company until such time as all regulatory filings have been made.

e)	Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits may be consolidated for pretrial. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

Mamma.com Inc.
(formerly Intasys Corporation)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(expressed in U.S. dollars)

f)	Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

g)	Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

h)	Normal Course Issuer Bid

The Company had not purchased any of its outstanding shares as of May 13, 2005.